June 19, 2020

Blaise Rhodes

Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re: Helix Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 30, 2020

Form 10-Q for the Fiscal Quarter Ended March 31, 2020

Filed May 15, 2020

File No. 000-55722

Dear Mr. Rhodes,

Thank you for your letter dated June 16, 2020. With respect to your comment about our goodwill, we assess goodwill for potential impairment, at a minimum each quarter.

As of March 31, 2020, our goodwill was comprised of the following:

Goodwill attributable to Biotrack acquisition	$39,135,007
Goodwill attributable to Engeni acquisition	778,552
Goodwill attributable to Tan Security acquisition	821,807
Goodwill attributable to Green Tree acquisition	12,980,840
Total Goodwill at March 31, 2020	$53,716,206

With respect to the goodwill associated with the acquisitions of BioTrack and Engeni, we combine these balances, and assess as one business unit, as Engeni is now the software development arm of BioTrack. We assess goodwill for Tan Security and Green Tree as separate business units.

For all our goodwill balances we considered the guidance in ASC 350-20-35-3, and specifically paragraphs 350-20-35-3C and 3D when assessing qualitative factors.

In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess relevant events and circumstances. Examples of such events and circumstances include the following:

a. Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

b. Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

c. Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

d. Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

e. Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

f. Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

g. If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

As per the guidance in ASC 350-20-35-3D if, after assessing the totality of events or circumstances such as those described in the preceding paragraph, an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is unnecessary.

Biotrack/Engeni Goodwill:

We acquired Biotrack and Engeni in June and August 2018, respectively. Prior to the acquisition, the last quarterly financial results were: revenue was approximately $1.8 million, gross margin was approximately $1.1 million and the business was generating negative cash flows. Since the acquisition, we have substantially grown the business geographically as more states legalized the sale of cannabis. Additionally, since the acquisition, we have implemented cost saving measures, changed certain management personnel, and prioritized customer service and retention. As a result, operational metrics have been improving steadily each quarter. For the quarter ended March 31, 2020 revenue was approximately $2.8 million, gross margin was approximately $2.0 million and the business unit generated positive cash flow of approximately $800,000. All these metrics illustrate substantial improvement in the business operations since the acquisition. Notwithstanding the decline in our market capitalization the growth in the overall operations of the business unit of Biotrack/Engeni demonstrates that the positive qualitative factors outweigh the negative qualitative factors. Accordingly, we determined that it wasn’t necessary to perform a quantitative analysis per the guidance in ASC 350-20-35-3D as we concluded that it was not more likely than not that the fair value was less than the carrying value.

Tan Security Goodwill:

We acquired Tan Security in April 2019. At the time of the acquisition Tan Security was generating approximately $30,000 in monthly revenues. As a result of the acquisition we provided management oversight and sales and operational improvements to Tan Security operations based upon our industry knowledge and operational excellence. In the first quarter of 2020, our Tan’s security business generated revenues of more than $400,000, which was 4 times greater than revenue generated in the first quarter following our acquisition of the business on April 1, 2019. We grew the client base fourfold since the acquisition. Similar to the Biotrack/Engeni analysis, the positive qualitative factors outweigh the negative factors (specifically decrease in market capitalization) and accordingly we determined that it wasn’t necessary to perform a quantitative analysis per the guidance in ASC 350-20-35-3D as we concluded that it was not more likely than not that the fair value was less than the carrying value.

 Green Tree Goodwill:

In September 2019, we closed the acquisition of Green Tree International, which owns Amercanex, the only compliant wholesale electronic marketplace for cannabis products. We spent the past few months rebranding Amercanex to be the Helix Exchange, while also working on the software development necessary to integrate the technology with our BioTrack software and that of a third-party, Dama Financial, who will provide financial services to the Helix Exchange. As with any software development process, it takes time to integrate across platforms, so we need additional time to roll out the service to both the hemp and cannabis industries. We maintained four personnel who were with Green Tree prior to the acquisition to continue the development and near-term roll-out of the product to the market. The partnership with Dama demonstrates that our vision for Amercanex remains intact as they see the potential of the exchange and integration with Biotrack. Additionally, we’ve seen KushCo and Leaf.Trade begin brokering transactions without the full compliance capabilities of the Helix Exchange, validating the demand for these services. At this early juncture we have no reason to believe that the goodwill associated with this transaction has been impaired in any way as there have been no negative factors present in this business unit since the acquisition. As we continue to progress with the development we will continue to assess if there are internal or external factors impacting the estimated fair value requiring additional testing for potential impairment.

I hope the above analysis that we performed on our goodwill composition at March 31, 2020 sufficiently addresses your comment letter. If you have any further questions, please let me know and I will be happy to address them.

Sincerely,

/s/ Scott Ogur

Scott Ogur, CFA

Chief Financial Officer

Helix Technologies, Inc.